UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 3)*
Under the Securities Exchange Act of 1934

Carmike Cinemas, Inc.
(Name of Issuer) Common Stock, par value $0.03 per share
(Title of Class of Securities) 143436400
(CUSIP Number) Beth R. Kramer Chadbourne & Parke LLP 1301 Avenue of the Americas New York, New York 10019-6022 1 (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) May 2, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒
*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 22 Pages.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 2 of 22 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mittleman Brothers, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,348,720

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,348,720

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,348,720

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.57%*

14	TYPE OF REPORTING PERSON
HC

* Based upon 24,552,476 shares of common stock outstanding as of April 22, 2016 as disclosed in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 2, 2016.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 3 of 22 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Master Control LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,348,720

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,348,720

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,348,720

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.57%*

14	TYPE OF REPORTING PERSON
HC

* Based upon 24,552,476 shares of common stock outstanding as of April 22, 2016 as disclosed in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 2, 2016.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 4 of 22 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mittleman Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,348,720

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,348,720

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,348,720

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.57%*

14	TYPE OF REPORTING PERSON
IA

* Based upon 24,552,476 shares of common stock outstanding as of April 22, 2016 as disclosed in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 2, 2016.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 5 of 22 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christopher P. Mittleman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,348,720

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,348,720

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,348,720

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.57%*

14	TYPE OF REPORTING PERSON
IN, HC

* Based upon 24,552,476 shares of common stock outstanding as of April 22, 2016 as disclosed in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 2, 2016.

CUSIP No. 143436400	SCHEDULE 13D/A	Page 6 of 22 Pages

This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the statement on Schedule 13D (the "Original Schedule 13D"), filed on March 8, 2016, as amended by Amendment No. 1 filed on March 21, 2016, as last amended by Amendment No. 2 filed on April 15, 2016, by Mittleman Brothers, LLC ("Mittleman Brothers"), relating to shares of Common Stock of Carmike Cinemas, Inc. ("Carmike" or the "Issuer").

Except as expressly amended by this Amendment No. 3, the Original Schedule 13D, as amended, is unchanged.

 Item 2.     Identity and Background.

This statement is jointly filed by and on behalf of each of Mittleman Brothers, LLC ("Mittleman Brothers"), Master Control LLC ("Master"), Mittleman Investment Management LLC, an SEC registered investment adviser firm ("MIM"), and Christopher P. Mittleman.  MIM serves as an investment adviser and/or manager to other persons.
MIM provides investment advice to institutional clients, high-net-worth individuals, and pooled investment vehicles ("Managed Portfolios").  As a result of its role as investment adviser of the Managed Portfolios, MIM may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock held by such Managed Portfolios.  Mittleman Brothers is the sole member of Master and Master is the sole member of MIM.  Mittleman Brothers and Master may be deemed to beneficially own securities owned by MIM.
As a result, Mittleman Brothers and Master may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that MIM may have with respect to the Issuer's Common Stock held by the Managed Portfolios.
Mr. Mittleman is the Managing Partner and Chief Investment Officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM.
Each of the Reporting Persons declare that the filing of this statement should not be construed as an admission that such person is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

(a) The names of the persons filing this Schedule 13D/A are Mittleman Brothers, LLC, a New York limited liability company, Master Control LLC, a Delaware limited liability company, Mittleman Investment Management LLC, a New York limited liability company and an SEC registered investment adviser firm, and Christopher P. Mittleman.  MIM serves as an investment adviser and/or manager to other

CUSIP No. 143436400	SCHEDULE 13D/A	Page 7 of 22 Pages

persons.  Mittleman Brothers, Master, MIM, and Mr. Mittleman are collectively referred to in this Schedule 13D/A as the "Reporting Persons."
(b)	The principal business address of the Reporting Persons is
105 Maxess Road, Suite 207
Melville, New York 11747

(c)	This Schedule 13D/A is filed on behalf of Mittleman Brothers, Master, MIM, and Mr. Mittleman. MIM serves as an investment adviser and/or manager to Managed Portfolios. As a result of its role as investment adviser of the Managed Portfolios, MIM may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock held by such Managed Portfolios. Mittleman Brothers is the sole member of Master and Master is the sole member of MIM. Mittleman Brothers and Master may be deemed to beneficially own securities owned by MIM. Mr. Mittleman is the Managing Partner and Chief Investment Officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM. The principal business of MIM is acting as an SEC registered investment advisor. The principal business of Master and Mittleman Brothers is the control of MIM. The principal business of Mr. Mittleman is serving as the chief investment officer of MIM.
(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D/A.
(e)	See (d) above.
(f)	Mittleman Brothers and MIM are organized under the laws of the State of New York. Master is organized under the laws of the state of Delaware. Mr. Mittleman is a U.S. citizen.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D/A with respect to any person enumerated in Instruction C of Schedule 13D/A and required to be included in this statement (the "Listed Persons") is included in the exhibits hereto, as applicable, or otherwise herein.  The information contained therein and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 3.      Source and Amount of Funds or Other Consideration.
To acquire the Common Stock, the Reporting Persons used funds of $58,794,961.12 managed by MIM in managed investment advisory accounts.

CUSIP No. 143436400	SCHEDULE 13D/A	Page 8 of 22 Pages

Item 4.	Purpose of Transaction.
The shares of Common Stock covered by this statement were originally acquired in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Company.

As investors in the Company, the Reporting Persons have had and may continue to have general discussions with representatives of the Company regarding various matters relating to the business and operations of the Company.  The Reporting Persons have also had and may continue to have conversations with other stockholders of the Company. In the course of such conversations with members of management, the board of directors and other stockholders, the Reporting Persons may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing any class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.
In addition, the Reporting Persons also intend to review their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Company's board of directors, changes to the composition of the board of directors, price levels of the common stock and other securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, (i) purchasing additional securities of the Company in open market or privately negotiated transactions; (ii) selling all or part of the securities of the Company owned by such Reporting Person in open market or privately negotiated transactions; and/or (iii) one or more combinations of the foregoing.  Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D/A. Depending upon

CUSIP No. 143436400	SCHEDULE 13D/A	Page 9 of 22 Pages

the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D/A. The foregoing is subject to change at any time, and there can be no assurance that either of the Reporting Persons will take any of the actions set forth above.

     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D/A with respect to any person enumerated in Instruction C of Schedule 13D/A and required to be included in this statement is included in the exhibits hereto, as applicable, or otherwise herein.  The information contained therein and each other Item herein is incorporated by reference in answer or partial answer to this Item.

CUSIP No. 143436400	SCHEDULE 13D/A	Page 10 of 22 Pages

Item 5.	Interest in Securities of the Issuer.

(a)     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.

Number of shares as to which each Reporting Person has:
(i) sole power to vote or to direct the vote:
                   See Item 7 on the cover page(s) hereto.

(ii)             shared power to vote or to direct the vote:
                   See Item 8 on the cover page(s) hereto.

(iii)            sole power to dispose or to direct the disposition of:
                   See Item 9 on the cover page(s) hereto.

(iv)             shared power to dispose or to direct the disposition of:
                   See Item 10 on the cover page(s) hereto.

(c)     Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons and, to the Reporting Persons' knowledge, the Listed Persons are described below.  Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

CUSIP No. 143436400	SCHEDULE 13D/A	Page 11 of 22 Pages

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share	of Transaction
3/7/2016	Mittleman Investment Management LLC	-	100	29.42	open market
3/7/2016	Mittleman Investment Management LLC	-	100	29.41	open market
3/7/2016	Mittleman Investment Management LLC	-	975	29.40	open market
3/7/2016	Mittleman Investment Management LLC	-	100	29.41	open market
4/1/2016	Mittleman Investment Management LLC	4,650	-	29.97	open market
4/1/2016	Mittleman Investment Management LLC	225	-	30.00	open market
4/1/2016	Mittleman Investment Management LLC	350	-	29.99	open market
4/1/2016	Mittleman Investment Management LLC	150	-	30.02	open market
4/1/2016	Mittleman Investment Management LLC	200	-	30.01	open market
4/1/2016	Mittleman Investment Management LLC	9,092	-	29.96	open market
4/1/2016	Mittleman Investment Management LLC	5,750	-	29.96	open market
4/4/2016	Mittleman Investment Management LLC	700	-	29.99	open market
4/4/2016	Mittleman Investment Management LLC	1,400	-	29.97	open market
4/4/2016	Mittleman Investment Management LLC	400	-	30.01	open market
4/4/2016	Mittleman Investment Management LLC	200	-	30.00	open market
4/4/2016	Mittleman Investment Management LLC	500	-	29.97	open market
4/4/2016	Mittleman Investment Management LLC	125	-	30.03	open market
4/4/2016	Mittleman Investment Management LLC	50	-	30.13	open market
4/4/2016	Mittleman Investment Management LLC	20	-	30.40	open market
4/4/2016	Mittleman Investment Management LLC	20	-	30.40	open market
4/4/2016	Mittleman Investment Management LLC	100	-	30.04	open market
4/4/2016	Mittleman Investment Management LLC	100	-	30.04	open market
4/4/2016	Mittleman Investment Management LLC	500	-	29.97	open market
4/4/2016	Mittleman Investment Management LLC	500	-	29.97	open market
4/4/2016	Mittleman Investment Management LLC	250	-	29.99	open market
4/4/2016	Mittleman Investment Management LLC	450	-	29.97	open market
4/4/2016	Mittleman Investment Management LLC	235	-	29.99	open market
4/4/2016	Mittleman Investment Management LLC	100	-	30.04	open market
4/4/2016	Mittleman Investment Management LLC	200	-	30.00	open market
4/4/2016	Mittleman Investment Management LLC	500	-	29.97	open market
4/4/2016	Mittleman Investment Management LLC	250	-	29.99	open market
4/4/2016	Mittleman Investment Management LLC	300	-	29.98	open market
4/4/2016	Mittleman Investment Management LLC	300	-	29.98	open market
4/4/2016	Mittleman Investment Management LLC	1,100	-	29.96	open market
4/4/2016	Mittleman Investment Management LLC	200	-	30.00	open market
4/4/2016	Mittleman Investment Management LLC	400	-	29.98	open market
4/4/2016	Mittleman Investment Management LLC	200	-	30.00	open market
4/4/2016	Mittleman Investment Management LLC	150	-	30.01	open market
4/4/2016	Mittleman Investment Management LLC	800	-	29.97	open market
4/4/2016	Mittleman Investment Management LLC	450	-	29.97	open market
4/4/2016	Mittleman Investment Management LLC	400	-	29.98	open market
4/4/2016	Mittleman Investment Management LLC	100	-	30.04	open market
4/4/2016	Mittleman Investment Management LLC	200	-	30.00	open market
4/4/2016	Mittleman Investment Management LLC	50	-	30.13	open market
4/4/2016	Mittleman Investment Management LLC	100	-	30.04	open market
4/4/2016	Mittleman Investment Management LLC	100	-	30.04	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 12 of 22 Pages

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share	of Transaction
4/4/2016	Mittleman Investment Management LLC	200	-	30.00	open market
4/4/2016	Mittleman Investment Management LLC	100	-	30.04	open market
4/4/2016	Mittleman Investment Management LLC	100	-	30.04	open market
4/4/2016	Mittleman Investment Management LLC	150	-	30.01	open market
4/4/2016	Mittleman Investment Management LLC	100	-	30.04	open market
4/4/2016	Mittleman Investment Management LLC	200	-	30.00	open market
4/4/2016	Mittleman Investment Management LLC	52	-	30.13	open market
4/4/2016	Mittleman Investment Management LLC	30	-	30.25	open market
4/4/2016	Mittleman Investment Management LLC	35	-	30.21	open market
4/4/2016	Mittleman Investment Management LLC	150	-	30.01	open market
4/4/2016	Mittleman Investment Management LLC	175	-	30.01	open market
4/4/2016	Mittleman Investment Management LLC	250	-	29.99	open market
4/4/2016	Mittleman Investment Management LLC	300	-	29.98	open market
4/4/2016	Mittleman Investment Management LLC	250	-	29.99	open market
4/4/2016	Mittleman Investment Management LLC	600	-	29.97	open market
4/4/2016	Mittleman Investment Management LLC	150	-	30.01	open market
4/4/2016	Mittleman Investment Management LLC	65	-	30.09	open market
4/4/2016	Mittleman Investment Management LLC	250	-	29.99	open market
4/4/2016	Mittleman Investment Management LLC	100	-	30.04	open market
4/4/2016	Mittleman Investment Management LLC	110	-	30.04	open market
4/4/2016	Mittleman Investment Management LLC	25	-	30.31	open market
4/4/2016	Mittleman Investment Management LLC	150	-	30.01	open market
4/4/2016	Mittleman Investment Management LLC	50	-	30.13	open market
4/4/2016	Mittleman Investment Management LLC	100	-	30.04	open market
4/4/2016	Mittleman Investment Management LLC	1,100	-	29.96	open market
4/4/2016	Mittleman Investment Management LLC	200	-	30.00	open market
4/4/2016	Mittleman Investment Management LLC	350	-	29.98	open market
4/4/2016	Mittleman Investment Management LLC	600	-	29.97	open market
4/4/2016	Mittleman Investment Management LLC	250	-	29.99	open market
4/4/2016	Mittleman Investment Management LLC	350	-	29.98	open market
4/4/2016	Mittleman Investment Management LLC	300	-	29.98	open market
4/4/2016	Mittleman Investment Management LLC	800	-	29.97	open market
4/4/2016	Mittleman Investment Management LLC	7,000	-	29.96	open market
4/4/2016	Mittleman Investment Management LLC	5,908	-	29.96	open market
4/5/2016	Mittleman Investment Management LLC	3,767	-	29.92	open market
4/5/2016	Mittleman Investment Management LLC	5,000	-	29.92	open market
4/5/2016	Mittleman Investment Management LLC	5,000	-	29.92	open market
4/5/2016	Mittleman Investment Management LLC	50,233	-	29.92	open market
4/6/2016	Mittleman Investment Management LLC	525	-	29.95	open market
4/6/2016	Mittleman Investment Management LLC	175	-	29.99	open market
4/6/2016	Mittleman Investment Management LLC	580	-	29.95	open market
4/6/2016	Mittleman Investment Management LLC	1,600	-	29.94	open market
4/6/2016	Mittleman Investment Management LLC	660	-	29.95	open market
4/6/2016	Mittleman Investment Management LLC	350	-	29.96	open market
4/6/2016	Mittleman Investment Management LLC	750	-	29.95	open market
4/6/2016	Mittleman Investment Management LLC	100	-	30.02	open market
4/6/2016	Mittleman Investment Management LLC	20	-	30.38	open market
4/6/2016	Mittleman Investment Management LLC	85	-	30.04	open market
4/6/2016	Mittleman Investment Management LLC	450	-	29.95	open market
4/6/2016	Mittleman Investment Management LLC	1,200	-	29.94	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 13 of 22 Pages

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share	of Transaction
4/6/2016	Mittleman Investment Management LLC	500	-	29.95	open market
4/6/2016	Mittleman Investment Management LLC	750	-	29.95	open market
4/6/2016	Mittleman Investment Management LLC	500	-	29.95	open market
4/6/2016	Mittleman Investment Management LLC	200	-	29.98	open market
4/6/2016	Mittleman Investment Management LLC	200	-	29.98	open market
4/6/2016	Mittleman Investment Management LLC	300	-	29.96	open market
4/6/2016	Mittleman Investment Management LLC	5,000	-	29.94	open market
4/6/2016	Mittleman Investment Management LLC	100	-	30.02	open market
4/6/2016	Mittleman Investment Management LLC	430	-	29.96	open market
4/6/2016	Mittleman Investment Management LLC	980	-	29.94	open market
4/6/2016	Mittleman Investment Management LLC	461	-	29.95	open market
4/6/2016	Mittleman Investment Management LLC	200	-	29.98	open market
4/6/2016	Mittleman Investment Management LLC	445	-	29.96	open market
4/6/2016	Mittleman Investment Management LLC	300	-	29.96	open market
4/6/2016	Mittleman Investment Management LLC	2,140	-	29.94	open market
4/6/2016	Mittleman Investment Management LLC	850	-	29.95	open market
4/6/2016	Mittleman Investment Management LLC	425	-	29.96	open market
4/6/2016	Mittleman Investment Management LLC	300	-	29.96	open market
4/6/2016	Mittleman Investment Management LLC	650	-	29.95	open market
4/6/2016	Mittleman Investment Management LLC	400	-	29.96	open market
4/6/2016	Mittleman Investment Management LLC	400	-	29.96	open market
4/6/2016	Mittleman Investment Management LLC	315	-	29.96	open market
4/6/2016	Mittleman Investment Management LLC	400	-	29.96	open market
4/6/2016	Mittleman Investment Management LLC	280	-	29.97	open market
4/6/2016	Mittleman Investment Management LLC	35	-	30.19	open market
4/6/2016	Mittleman Investment Management LLC	150	-	29.99	open market
4/6/2016	Mittleman Investment Management LLC	200	-	29.98	open market
4/6/2016	Mittleman Investment Management LLC	300	-	29.96	open market
4/6/2016	Mittleman Investment Management LLC	200	-	29.98	open market
4/6/2016	Mittleman Investment Management LLC	200	-	29.98	open market
4/6/2016	Mittleman Investment Management LLC	74	-	30.06	open market
4/6/2016	Mittleman Investment Management LLC	105	-	30.02	open market
4/6/2016	Mittleman Investment Management LLC	35	-	30.19	open market
4/6/2016	Mittleman Investment Management LLC	20	-	30.38	open market
4/6/2016	Mittleman Investment Management LLC	200	-	29.98	open market
4/6/2016	Mittleman Investment Management LLC	400	-	29.96	open market
4/6/2016	Mittleman Investment Management LLC	220	-	29.98	open market
4/6/2016	Mittleman Investment Management LLC	115	-	30.01	open market
4/6/2016	Mittleman Investment Management LLC	30	-	30.23	open market
4/6/2016	Mittleman Investment Management LLC	175	-	29.99	open market
4/6/2016	Mittleman Investment Management LLC	500	-	29.95	open market
4/6/2016	Mittleman Investment Management LLC	500	-	29.95	open market
4/6/2016	Mittleman Investment Management LLC	45	-	30.13	open market
4/6/2016	Mittleman Investment Management LLC	1,000	-	29.94	open market
4/6/2016	Mittleman Investment Management LLC	50	-	30.11	open market
4/6/2016	Mittleman Investment Management LLC	20	-	30.38	open market
4/6/2016	Mittleman Investment Management LLC	75	-	30.05	open market
4/6/2016	Mittleman Investment Management LLC	250	-	29.97	open market
4/6/2016	Mittleman Investment Management LLC	40	-	30.16	open market
4/6/2016	Mittleman Investment Management LLC	200	-	29.98	open market
4/6/2016	Mittleman Investment Management LLC	340	-	29.96	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 14 of 22 Pages

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share	of Transaction
4/6/2016	Mittleman Investment Management LLC	300	-	29.96	open market
4/6/2016	Mittleman Investment Management LLC	500	-	29.95	open market
4/6/2016	Mittleman Investment Management LLC	725	-	29.95	open market
4/6/2016	Mittleman Investment Management LLC	950	-	29.94	open market
4/6/2016	Mittleman Investment Management LLC	275	-	29.97	open market
4/6/2016	Mittleman Investment Management LLC	75	-	30.05	open market
4/6/2016	Mittleman Investment Management LLC	200	-	29.98	open market
4/6/2016	Mittleman Investment Management LLC	475	-	29.95	open market
4/7/2016	Mittleman Investment Management LLC	100	-	30.01	open market
4/7/2016	Mittleman Investment Management LLC	125	-	29.99	open market
4/7/2016	Mittleman Investment Management LLC	600	-	29.94	open market
4/7/2016	Mittleman Investment Management LLC	4,600	-	29.93	open market
4/7/2016	Mittleman Investment Management LLC	50	-	30.10	open market
4/7/2016	Mittleman Investment Management LLC	541	-	29.94	open market
4/7/2016	Mittleman Investment Management LLC	225	-	29.96	open market
4/7/2016	Mittleman Investment Management LLC	3,500	-	29.93	open market
4/7/2016	Mittleman Investment Management LLC	600	-	29.94	open market
4/7/2016	Mittleman Investment Management LLC	1,700	-	29.93	open market
4/7/2016	Mittleman Investment Management LLC	500	-	29.94	open market
4/7/2016	Mittleman Investment Management LLC	6,000	-	29.92	open market
4/7/2016	Mittleman Investment Management LLC	600	-	29.94	open market
4/7/2016	Mittleman Investment Management LLC	3,109	-	29.93	open market
4/7/2016	Mittleman Investment Management LLC	2,900	-	29.93	open market
4/7/2016	Mittleman Investment Management LLC	4,700	-	29.93	open market
4/7/2016	Mittleman Investment Management LLC	6,100	-	29.92	open market
4/7/2016	Mittleman Investment Management LLC	4,450	-	29.93	open market
4/7/2016	Mittleman Investment Management LLC	2,400	-	29.93	open market
4/7/2016	Mittleman Investment Management LLC	2,200	-	29.93	open market
4/8/2016	Mittleman Investment Management LLC	100	-	30.04	open market
4/8/2016	Mittleman Investment Management LLC	300	-	29.98	open market
4/8/2016	Mittleman Investment Management LLC	1,000	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	1,000	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	550	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	14	-	30.60	open market
4/8/2016	Mittleman Investment Management LLC	50	-	30.13	open market
4/8/2016	Mittleman Investment Management LLC	150	-	30.01	open market
4/8/2016	Mittleman Investment Management LLC	20	-	30.39	open market
4/8/2016	Mittleman Investment Management LLC	50	-	30.13	open market
4/8/2016	Mittleman Investment Management LLC	400	-	29.97	open market
4/8/2016	Mittleman Investment Management LLC	250	-	29.98	open market
4/8/2016	Mittleman Investment Management LLC	170	-	30.00	open market
4/8/2016	Mittleman Investment Management LLC	310	-	29.98	open market
4/8/2016	Mittleman Investment Management LLC	500	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	200	-	29.99	open market
4/8/2016	Mittleman Investment Management LLC	300	-	29.98	open market
4/8/2016	Mittleman Investment Management LLC	750	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	500	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	450	-	29.97	open market
4/8/2016	Mittleman Investment Management LLC	900	-	29.96	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 15 of 22 Pages

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share	of Transaction
4/8/2016	Mittleman Investment Management LLC	1,000	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	250	-	29.98	open market
4/8/2016	Mittleman Investment Management LLC	500	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	500	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	2,000	-	29.95	open market
4/8/2016	Mittleman Investment Management LLC	1,000	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	225	-	29.99	open market
4/8/2016	Mittleman Investment Management LLC	1,100	-	29.95	open market
4/8/2016	Mittleman Investment Management LLC	150	-	30.01	open market
4/8/2016	Mittleman Investment Management LLC	200	-	29.99	open market
4/8/2016	Mittleman Investment Management LLC	500	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	315	-	29.97	open market
4/8/2016	Mittleman Investment Management LLC	350	-	29.97	open market
4/8/2016	Mittleman Investment Management LLC	400	-	29.97	open market
4/8/2016	Mittleman Investment Management LLC	350	-	29.97	open market
4/8/2016	Mittleman Investment Management LLC	1,500	-	29.95	open market
4/8/2016	Mittleman Investment Management LLC	500	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	200	-	29.99	open market
4/8/2016	Mittleman Investment Management LLC	300	-	29.98	open market
4/8/2016	Mittleman Investment Management LLC	250	-	29.98	open market
4/8/2016	Mittleman Investment Management LLC	400	-	29.97	open market
4/8/2016	Mittleman Investment Management LLC	50	-	30.13	open market
4/8/2016	Mittleman Investment Management LLC	200	-	29.99	open market
4/8/2016	Mittleman Investment Management LLC	300	-	29.98	open market
4/8/2016	Mittleman Investment Management LLC	100	-	30.04	open market
4/8/2016	Mittleman Investment Management LLC	175	-	30.00	open market
4/8/2016	Mittleman Investment Management LLC	200	-	29.99	open market
4/8/2016	Mittleman Investment Management LLC	2,000	-	29.95	open market
4/8/2016	Mittleman Investment Management LLC	35	-	30.20	open market
4/8/2016	Mittleman Investment Management LLC	100	-	30.04	open market
4/8/2016	Mittleman Investment Management LLC	400	-	29.97	open market
4/8/2016	Mittleman Investment Management LLC	200	-	29.99	open market
4/8/2016	Mittleman Investment Management LLC	1,000	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	500	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	400	-	29.97	open market
4/8/2016	Mittleman Investment Management LLC	800	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	250	-	29.98	open market
4/8/2016	Mittleman Investment Management LLC	400	-	29.97	open market
4/8/2016	Mittleman Investment Management LLC	1,000	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	400	-	29.97	open market
4/8/2016	Mittleman Investment Management LLC	600	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	250	-	29.98	open market
4/8/2016	Mittleman Investment Management LLC	70	-	30.07	open market
4/8/2016	Mittleman Investment Management LLC	100	-	30.04	open market
4/8/2016	Mittleman Investment Management LLC	600	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	300	-	29.98	open market
4/8/2016	Mittleman Investment Management LLC	350	-	29.97	open market
4/8/2016	Mittleman Investment Management LLC	300	-	29.98	open market
4/8/2016	Mittleman Investment Management LLC	400	-	29.97	open market
4/8/2016	Mittleman Investment Management LLC	30	-	30.24	open market
4/8/2016	Mittleman Investment Management LLC	150	-	30.01	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 16 of 22 Pages

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share	of Transaction
4/8/2016	Mittleman Investment Management LLC	100	-	30.04	open market
4/8/2016	Mittleman Investment Management LLC	1,500	-	29.95	open market
4/8/2016	Mittleman Investment Management LLC	250	-	29.98	open market
4/8/2016	Mittleman Investment Management LLC	500	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	400	-	29.97	open market
4/8/2016	Mittleman Investment Management LLC	200	-	29.99	open market
4/8/2016	Mittleman Investment Management LLC	1,000	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	200	-	29.99	open market
4/8/2016	Mittleman Investment Management LLC	550	-	29.96	open market
4/8/2016	Mittleman Investment Management LLC	1,300	-	29.95	open market
4/8/2016	Mittleman Investment Management LLC	1,600	-	29.95	open market
4/8/2016	Mittleman Investment Management LLC	300	-	29.98	open market
4/8/2016	Mittleman Investment Management LLC	500	-	29.96	open market
4/11/2016	Mittleman Investment Management LLC	100	-	30.03	open market
4/11/2016	Mittleman Investment Management LLC	100	-	30.03	open market
4/11/2016	Mittleman Investment Management LLC	250	-	29.97	open market
4/11/2016	Mittleman Investment Management LLC	50	-	30.12	open market
4/11/2016	Mittleman Investment Management LLC	100	-	30.03	open market
4/11/2016	Mittleman Investment Management LLC	100	-	30.03	open market
4/11/2016	Mittleman Investment Management LLC	70	-	30.07	open market
4/11/2016	Mittleman Investment Management LLC	100	-	30.03	open market
4/11/2016	Mittleman Investment Management LLC	50	-	30.12	open market
4/11/2016	Mittleman Investment Management LLC	500	-	29.96	open market
4/11/2016	Mittleman Investment Management LLC	600	-	29.95	open market
4/11/2016	Mittleman Investment Management LLC	275	-	29.97	open market
4/11/2016	Mittleman Investment Management LLC	250	-	29.97	open market
4/11/2016	Mittleman Investment Management LLC	250	-	29.97	open market
4/11/2016	Mittleman Investment Management LLC	100	-	30.03	open market
4/11/2016	Mittleman Investment Management LLC	300	-	29.97	open market
4/11/2016	Mittleman Investment Management LLC	50	-	30.12	open market
4/11/2016	Mittleman Investment Management LLC	300	-	29.97	open market
4/11/2016	Mittleman Investment Management LLC	400	-	29.96	open market
4/11/2016	Mittleman Investment Management LLC	250	-	29.97	open market
4/11/2016	Mittleman Investment Management LLC	100	-	30.03	open market
4/11/2016	Mittleman Investment Management LLC	100	-	30.03	open market
4/11/2016	Mittleman Investment Management LLC	50	-	30.12	open market
4/11/2016	Mittleman Investment Management LLC	1,000	-	29.95	open market
4/11/2016	Mittleman Investment Management LLC	250	-	29.97	open market
4/11/2016	Mittleman Investment Management LLC	1,000	-	29.95	open market
4/11/2016	Mittleman Investment Management LLC	40	-	30.16	open market
4/11/2016	Mittleman Investment Management LLC	25	-	30.30	open market
4/11/2016	Mittleman Investment Management LLC	40	-	30.16	open market
4/11/2016	Mittleman Investment Management LLC	100	-	30.03	open market
4/11/2016	Mittleman Investment Management LLC	150	-	30.00	open market
4/11/2016	Mittleman Investment Management LLC	100	-	30.03	open market
4/11/2016	Mittleman Investment Management LLC	1,200	-	29.95	open market
4/11/2016	Mittleman Investment Management LLC	500	-	29.96	open market
4/11/2016	Mittleman Investment Management LLC	150	-	30.00	open market
4/14/2016	Mittleman Investment Management LLC	75,000	-	30.00	open market
4/14/2016	Mittleman Investment Management LLC	75,000	-	30.00	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 17 of 22 Pages

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share	of Transaction
4/27/2016	Mittleman Investment Management LLC	150	-	30.03	open market
4/27/2016	Mittleman Investment Management LLC	150	-	30.03	open market
4/27/2016	Mittleman Investment Management LLC	150	-	29.98	open market
4/27/2016	Mittleman Investment Management LLC	150	-	30.03	open market
4/27/2016	Mittleman Investment Management LLC	150	-	30.03	open market
4/27/2016	Mittleman Investment Management LLC	150	-	30.03	open market
4/27/2016	Mittleman Investment Management LLC	225	-	30.02	open market
4/27/2016	Mittleman Investment Management LLC	150	-	30.03	open market
4/27/2016	Mittleman Investment Management LLC	150	-	30.03	open market
4/27/2016	Mittleman Investment Management LLC	150	-	29.98	open market
4/27/2016	Mittleman Investment Management LLC	150	-	30.03	open market
4/27/2016	Mittleman Investment Management LLC	150	-	30.03	open market
4/27/2016	Mittleman Investment Management LLC	175	-	30.03	open market
4/27/2016	Mittleman Investment Management LLC	500	-	30.00	open market
4/27/2016	Mittleman Investment Management LLC	900	-	29.99	open market
4/27/2016	Mittleman Investment Management LLC	1,200	-	29.99	open market
4/27/2016	Mittleman Investment Management LLC	1,100	-	29.98	open market
4/27/2016	Mittleman Investment Management LLC	2,000	-	29.96	open market
4/27/2016	Mittleman Investment Management LLC	1,600	-	29.99	open market
4/27/2016	Mittleman Investment Management LLC	2,200	-	29.98	open market
4/27/2016	Mittleman Investment Management LLC	25,000	-	29.99	open market
4/27/2016	Mittleman Investment Management LLC	25,000	-	29.99	open market
4/28/2016	Mittleman Investment Management LLC	1,810	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	20	-	30.35	open market
4/28/2016	Mittleman Investment Management LLC	140	-	29.96	open market
4/28/2016	Mittleman Investment Management LLC	125	-	29.97	open market
4/28/2016	Mittleman Investment Management LLC	17	-	30.43	open market
4/28/2016	Mittleman Investment Management LLC	340	-	29.93	open market
4/28/2016	Mittleman Investment Management LLC	1,300	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	350	-	29.93	open market
4/28/2016	Mittleman Investment Management LLC	15	-	30.50	open market
4/28/2016	Mittleman Investment Management LLC	1,800	-	29.90	open market
4/28/2016	Mittleman Investment Management LLC	525	-	29.92	open market
4/28/2016	Mittleman Investment Management LLC	12	-	30.65	open market
4/28/2016	Mittleman Investment Management LLC	450	-	29.92	open market
4/28/2016	Mittleman Investment Management LLC	380	-	29.92	open market
4/28/2016	Mittleman Investment Management LLC	685	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	1,100	-	29.95	open market
4/28/2016	Mittleman Investment Management LLC	355	-	29.93	open market
4/28/2016	Mittleman Investment Management LLC	50	-	30.08	open market
4/28/2016	Mittleman Investment Management LLC	6,400	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	425	-	29.92	open market
4/28/2016	Mittleman Investment Management LLC	800	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	170	-	29.95	open market
4/28/2016	Mittleman Investment Management LLC	650	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	275	-	29.93	open market
4/28/2016	Mittleman Investment Management LLC	400	-	29.92	open market
4/28/2016	Mittleman Investment Management LLC	225	-	29.94	open market
4/28/2016	Mittleman Investment Management LLC	4,633	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	245	-	29.94	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 18 of 22 Pages

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share	of Transaction
4/28/2016	Mittleman Investment Management LLC	25	-	30.26	open market
4/28/2016	Mittleman Investment Management LLC	250	-	29.94	open market
4/28/2016	Mittleman Investment Management LLC	840	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	200	-	29.94	open market
4/28/2016	Mittleman Investment Management LLC	70	-	30.03	open market
4/28/2016	Mittleman Investment Management LLC	750	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	275	-	29.93	open market
4/28/2016	Mittleman Investment Management LLC	125	-	29.97	open market
4/28/2016	Mittleman Investment Management LLC	2,800	-	29.92	open market
4/28/2016	Mittleman Investment Management LLC	250	-	29.94	open market
4/28/2016	Mittleman Investment Management LLC	2,500	-	29.90	open market
4/28/2016	Mittleman Investment Management LLC	375	-	29.92	open market
4/28/2016	Mittleman Investment Management LLC	35	-	30.16	open market
4/28/2016	Mittleman Investment Management LLC	485	-	29.92	open market
4/28/2016	Mittleman Investment Management LLC	350	-	29.93	open market
4/28/2016	Mittleman Investment Management LLC	250	-	29.94	open market
4/28/2016	Mittleman Investment Management LLC	200	-	29.94	open market
4/28/2016	Mittleman Investment Management LLC	70	-	30.03	open market
4/28/2016	Mittleman Investment Management LLC	100	-	29.99	open market
4/28/2016	Mittleman Investment Management LLC	100	-	29.99	open market
4/28/2016	Mittleman Investment Management LLC	40	-	30.12	open market
4/28/2016	Mittleman Investment Management LLC	75	-	30.02	open market
4/28/2016	Mittleman Investment Management LLC	145	-	29.96	open market
4/28/2016	Mittleman Investment Management LLC	750	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	115	-	29.98	open market
4/28/2016	Mittleman Investment Management LLC	515	-	29.92	open market
4/28/2016	Mittleman Investment Management LLC	125	-	29.97	open market
4/28/2016	Mittleman Investment Management LLC	250	-	29.94	open market
4/28/2016	Mittleman Investment Management LLC	25	-	30.26	open market
4/28/2016	Mittleman Investment Management LLC	775	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	175	-	29.95	open market
4/28/2016	Mittleman Investment Management LLC	450	-	29.92	open market
4/28/2016	Mittleman Investment Management LLC	75	-	30.02	open market
4/28/2016	Mittleman Investment Management LLC	300	-	29.93	open market
4/28/2016	Mittleman Investment Management LLC	400	-	29.92	open market
4/28/2016	Mittleman Investment Management LLC	125	-	29.97	open market
4/28/2016	Mittleman Investment Management LLC	55	-	30.06	open market
4/28/2016	Mittleman Investment Management LLC	45	-	30.10	open market
4/28/2016	Mittleman Investment Management LLC	1,650	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	300	-	29.93	open market
4/28/2016	Mittleman Investment Management LLC	80	-	30.01	open market
4/28/2016	Mittleman Investment Management LLC	300	-	29.93	open market
4/28/2016	Mittleman Investment Management LLC	40	-	30.12	open market
4/28/2016	Mittleman Investment Management LLC	875	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	115	-	29.98	open market
4/28/2016	Mittleman Investment Management LLC	30	-	30.20	open market
4/28/2016	Mittleman Investment Management LLC	50	-	30.08	open market
4/28/2016	Mittleman Investment Management LLC	200	-	29.94	open market
4/28/2016	Mittleman Investment Management LLC	25	-	30.26	open market
4/28/2016	Mittleman Investment Management LLC	300	-	29.93	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 19 of 22 Pages

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share	of Transaction
4/28/2016	Mittleman Investment Management LLC	450	-	29.92	open market
4/28/2016	Mittleman Investment Management LLC	200	-	29.94	open market
4/28/2016	Mittleman Investment Management LLC	300	-	29.93	open market
4/28/2016	Mittleman Investment Management LLC	750	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	10	-	30.79	open market
4/28/2016	Mittleman Investment Management LLC	10	-	30.79	open market
4/28/2016	Mittleman Investment Management LLC	100	-	29.99	open market
4/28/2016	Mittleman Investment Management LLC	750	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	15	-	29.90	open market
4/28/2016	Mittleman Investment Management LLC	826	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	345	-	29.93	open market
4/28/2016	Mittleman Investment Management LLC	900	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	300	-	29.93	open market
4/28/2016	Mittleman Investment Management LLC	5,800	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	725	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	1,370	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	6,400	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	12,524	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	1,800	-	29.90	open market
4/28/2016	Mittleman Investment Management LLC	375	-	29.92	open market
4/28/2016	Mittleman Investment Management LLC	2,300	-	29.95	open market
4/28/2016	Mittleman Investment Management LLC	3,700	-	29.90	open market
4/28/2016	Mittleman Investment Management LLC	18,000	-	29.90	open market
4/28/2016	Mittleman Investment Management LLC	1,750	-	29.91	open market
4/28/2016	Mittleman Investment Management LLC	50,000	-	29.91	open market
4/29/2016	Mittleman Investment Management LLC	150	-	29.95	open market
4/29/2016	Mittleman Investment Management LLC	175	-	29.94	open market
4/29/2016	Mittleman Investment Management LLC	150	-	29.89	open market
4/29/2016	Mittleman Investment Management LLC	150	-	29.95	open market
4/29/2016	Mittleman Investment Management LLC	175	-	29.94	open market
4/29/2016	Mittleman Investment Management LLC	150	-	29.95	open market
4/29/2016	Mittleman Investment Management LLC	250	-	29.93	open market
4/29/2016	Mittleman Investment Management LLC	150	-	29.95	open market
4/29/2016	Mittleman Investment Management LLC	150	-	29.95	open market
4/29/2016	Mittleman Investment Management LLC	150	-	29.89	open market
4/29/2016	Mittleman Investment Management LLC	325	-	29.92	open market
4/29/2016	Mittleman Investment Management LLC	150	-	29.95	open market
4/29/2016	Mittleman Investment Management LLC	150	-	29.95	open market
4/29/2016	Mittleman Investment Management LLC	200	-	29.93	open market
4/29/2016	Mittleman Investment Management LLC	1,025	-	29.90	open market
4/29/2016	Mittleman Investment Management LLC	300	-	29.92	open market
4/29/2016	Mittleman Investment Management LLC	4,600	-	29.99	open market
4/29/2016	Mittleman Investment Management LLC	577	-	30.01	open market
5/2/2016	Mittleman Investment Management LLC	100,000	-	29.96	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 20 of 22 Pages

(1) Includes brokerage commissions in per share prices with respect to open market purchases.

(d)	Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement. No such person is known to have such right or power with respect to more than five percent of the shares of Common Stock.
(e)	Not applicable.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D/A with respect to any person enumerated in Instruction C of Schedule 13D/A and required to be included in this statement is included in the exhibits hereto or otherwise herein.  The information contained therein and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as otherwise described herein, none of the Reporting Persons or, to the Reporting Persons' knowledge, the Listed Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Company.

CUSIP No. 143436400	SCHEDULE 13D/A	Page 21 of 22 Pages

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D/A with respect to any person enumerated in Instruction C of Schedule 13D/A and required to be included in this statement is included in the exhibits hereto, as applicable, or otherwise herein.  The information contained therein and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 7.	Material to be Filed as Exhibits.
None.

CUSIP No. 143436400	SCHEDULE 13D/A	Page 22 of 22 Pages

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Dated: May 3, 2016
MITTLEMAN BROTHERS, LLC By: /s/ Christopher P. Mittleman Name: Christopher P. Mittleman Title: Managing Member
MASTER CONTROL LLC By: /s/ Philip C. Mittleman Name: Philip C. Mittleman Title: Managing Partner
MITTLEMAN INVESTMENT MANAGEMENT, LLC By: /s/ Jessica Clingo Name: Jessica Clingo Title: Interim Chief Compliance Officer
CHRISTOPHER P. MITTLEMAN By: /s/ Christopher P. Mittleman Name: Christopher P. Mittleman Title: Managing Partner and Chief Investment Officer